SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on February 23, 2015, drawn up in summary form

1.            Date, time and venue: On February 23, 2015, starting at 4:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants: Mr. Victorio Carlos De Marchi, co-Chairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa. The members of the Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, have also attended the meeting, in order to comply with the requirements of Section 163, §3 of the Brazilian Corporations Law.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Leticia Rudge Barbosa Kina.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Approval of Accounts. To approve, after examination and discussion, and pursuant to Section 142, V, of Law 6,404/76, as amended, the Management Report, the Management’s accounts, the financial statements for the fiscal year ended December 31, 2014 (“2014 Financial Statements”) and the respective destination of the results, which will be published on February 26, 2015.

4.2.         Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of January 31, 2015.

4.3          Distribution of interest on own capital. To approve the distribution of interest on own capital (“IOC”) of R$ 0.09 per share of the Company, from which R$0.03 shall be deducted from the Investments Reserve calculated in the financial statements for the year ended December 31, 2014 and R$0.06 shall be deducted from the results of the 2015 fiscal year based on the Company’s balance sheet dated January 31, 2015, and both amounts shall be attributed to the minimum mandatory dividends for 2015. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.0765 per share of the Company.

4.3.1. The aforementioned payment shall be made as from March 31, 2015 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including February 27, 2015, with respect to BM&FBovespa, and March 4, 2015, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including March 2, 2015.

4.4          Capital Increase – Stock Option. In view of the exercise, by certain beneficiaries, of some stock options granted in accordance with the Company’s stock option program, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of Law No. 6,404/76, as amended, a capital increase in the total amount of R$ 20,169,142.02, upon issuance of 4,364,791 new common shares, at the average issuance price of R$4.62087234 per share, without preemptive rights, pursuant to paragraph 3 of section 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the referred capital increase shall grant its holders the same rights and benefits that may be declared from time to time as the currently Company’s outstanding shares. Therefore, the Company’s capital is changed to R$ 57,602,518,372.60, divided into 15,716,984,046 common shares, without pair value.

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 23, 2015.

/s/ Victorio Carlos De Marchi

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Leticia Rudge Barbosa Kina Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer